UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter submitted to the Comisión Nacional de Valores (CNV) dated October 15, 2015

FOR IMMEDIATE RELEASE

Buenos Aires, October 15, 2015

Comisión Nacional de Valores

Att: Mr. Cristian Girard

Dear Sir,

RE.: Information published on the AFTIC´s website.

I am writing to you as Responsible for Market Relations of Nortel Inversora S.A. (‘Nortel’) to provide information related to that submitted to the National Securities Commission on October 25, 2014.

At that time it was informed that Telecom Italia S.p.A (‘Telecom Italia’), the indirect controlling shareholder of Telecom Argentina S.A., had accepted an offer of Fintech Group (‘Fintech’) to amend and restate the original agreement signed on November 13, 2013, regarding the acquisition by Fintech of the total shareholding in Telecom Argentina S.A., that Telecom Italia and its controlled company Telecom Italia International, N.V. had at that time through Sofora Telecomunicaciones SA (‘Sofora’) and Nortel.

It was also informed that the sale of the 51% controlling interest in Sofora was conditional upon obtaining regulatory approval by the then Argentine Secretaría de Comunicaciones and would not occur until such approval was obtained. In the interim, a 17% minority interest in Sofora was sold to Fintech, as it was informed to such National Securities Commission through a relevant fact filed on October 29, 2014.

Today, the Argentine Federal Authority for Information Technology and Communications (‘AFTIC’), an organization that has absorbed the functions of Argentine Secretaría de Comunicaciones, published a press release on its website where it is informed that the Board of the AFTIC resolved to refuse the authorization for the transfer to Fintech of the controlling shareholding that Telecom Italia owns in Sofora. The text of the resolution informed by AFTIC has not been published yet.

This information can be accessed through the following link:

http://www.aftic.gob.ar/institucional/nuevas-definiciones-en-la-quinta-reunion-de-directorio-de-aftic_n997

Sincerely,

Nortel Inversora S.A.

/s/ María de los Angeles Blanco Salgado
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: October 16, 2015	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations